UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )

Silver Star Properties REIT, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Allen R. Hartman

11211 Katy Freeway, Suite 309

Houston, Texas 77079

(281) 380-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

October 4, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13D	Page 2 of 14

1		Names of Reporting Persons Allen R. Hartman
2		Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 4,614,221[1]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 4,614,221[1]
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 4,614,221
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 13.2%[3]
14		Type of Reporting Person: IN

Notes:

(1)	The amount includes (a) 602,261 shares owned by Allen R. Hartman, (b) 2,813,732 shares owned by the Hartman Family Protection Trust (the “Trust”), (c) 19,000 shares held by Hartman XX Holdings, Inc. (“Holdings”), and (d) 1,198,228 shares owned by Hartman vREIT, Inc. (“vREIT”). These amounts are also included below for the Trust, Holdings, and vREIT. Mr. Hartman is the sole trustee of the Trust and, by virtue of such position, has sole voting and investment discretion with respect to the shares held by the Trust. Mr. Hartman is the Executive Chairman and CEO of Holdings and, by virtue of such position, has sole voting and investment discretion with respect to the shares held by Holdings. Mr. Hartman is the sole stockholder of vREIT and, by virtue of such position, has sole voting and investment discretion with respect to the shares held by vREIT.
(2)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 3 of 14

1		Names of Reporting Persons Hartman Family Protection Trust
2		Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 2,813,732[3]
	8	Shared Voting Power: 0,
	9	Sole Dispositive Power: 2,813,732[3]
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 2,813,732
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 8.1%[4]
14		Type of Reporting Person: OO

Notes:

(3)	The shares are owned by the Trust. Allen R. Hartman is the sole trustee of the Trust and, by virtue of such position, has sole voting and investment discretion with respect to the shares owned by the Trust. These shares are also included above for Mr. Hartman.
(4)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. _N/A	13D	Page 4 of 14

1		Names of Reporting Persons Hartman XX Holdings, Inc.
2		Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: Texas, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 19,000[5]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 19,000[5]
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 19,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 0.1%[6]
14		Type of Reporting Person: CO

Notes:

(5)	The shares are owned by Holdings. Allen R. Hartman is the sole stockholder of Holdings and, by virtue of such position, has sole voting and investment discretion with respect to shares owned by Holdings. These shares are also included above for Mr. Hartman.
(6)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 5 of 14

1		Names of Reporting Persons Hartman vREIT XXI, Inc.
2		Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: Maryland, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,198,228[7]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,198,228[7]
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 1,198,228
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 3.4%[8]
14		Type of Reporting Person: CO

Notes:

(7)	The shares are owned by vREIT. Allen R. Hartman is the Executive Chairman and Chief Executive Officer of vREIT and, by virtue of such positions, has sole voting and investment discretion with respect to shares owned by vREIT. These shares are also included above for Mr. Hartman.
(8)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 6 of 14

1		Names of Reporting Persons Lisa Hartman
2		Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3		SEC Use Only
4		Source of Funds: PF
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 3,420[9]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 3,420[9]
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 3,420
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 0.0%[10]
14		Type of Reporting Person: IN

Notes:

(9)	The shares are owned by the Reporting Person, who is the spouse of Allen R. Hartman. By virtue of such relationship, Mr. Hartman and Mrs. Hartman may be deemed to share voting and/or investment discretion with respect to such shares.
(10)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 7 of 14

1		Names of Reporting Persons Charlotte Hartman
2		Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 91,430
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 91,430
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 91,430
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 0.3%[11]
14		Type of Reporting Person: IN

Notes:

(11)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 8 of 14

1		Names of Reporting Persons Victoria Hartman Massey
2		Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 91,430
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 91,430
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 91,430
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 0.3%[12]
14		Type of Reporting Person: IN

Notes:

(12)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 9 of 14

1		Names of Reporting Persons Margaret Hartman
2		Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 441,359
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 441,359
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 441,359
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 1.3%[13]
14		Type of Reporting Person: IN

Notes:

(13)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Silver Star Properties REIT, Inc., a Maryland corporation (“Silver Star”). The address of the principal executive offices of Silver Star is 2909 Hillcroft, Suite 420, Houston, Texas 77057.

Item 2. Identity and Background.

(a)       This statement is filed by and on behalf of Allen R. Hartman, Hartman Family Protection Trust (the “Trust”), Hartman XX Holdings, Inc. (“Holdings”), Hartman vREIT, Inc. (“vREIT”), Lisa Hartman, Charlotte Hartman, Victoria Hartman Massey, and Margaret Hartman (collectively, the “Reporting Persons”). Allen and Lisa Hartman are spouses, and Charlotte Hartman, Victoria Hartman Massey, and Margaret Hartman are daughters of Allen and Lisa Hartman.

(b)       The business address of Allen and Lisa Hartman is 11211 Katy Freeway, Suite 309, Houston, Texas 77079. The Trust’s business address is 11211 Katy Freeway, Suite 309, Houston, Texas 77079. Holdings’ business address is 11211 Katy Freeway, Suite 309, Houston, Texas 77079. vREIT’s business address is 11211 Katy Freeway, Suite 309, Houston, Texas 77079. Charlotte Hartman’s business address is 11211 Katy Freeway, Suite 309, Houston, Texas 77079. Victoria Hartman Massey’s business address is 11211 Katy Freeway, Suite 309, Houston, Texas 77079. Margaret Hartman’s business address is 11211 Katy Freeway, Suite 309, Houston, Texas 77079.

(c)       Mr. Hartman’s principal occupation is serving as the Chief Executive Officer of vREIT. The Trust’s principal business activity is holding various investments for the benefit of its beneficiaries. Holding’s principal business activity is seeding the initial investment in Silver Star Properties REIT. vREIT’s principal business activities include the acquisition, development and operation of a diverse portfolio of value-oriented commercial properties, including office, retail, industrial and warehouse properties, located primarily in Texas. Mrs. Hartman’s principal occupation is homemaker. Charlotte Hartman’s principal occupation is student. Victoria Hartman Massey’s principal occupation is homemaker. Margaret Hartman’s principal occupation is serving as Chief Operating Officer of Hartman vREIT XXI, Inc.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Hartman is a citizen of the United States. The Trust is a Nevada Incomplete Gift Non-Grantor trust. Holdings is a Texas corporation. vREIT is a Maryland corporation. Lisa Hartman, Charlotte Hartman, Victoria Hartman Massey, and Margaret Hartman are each citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The 602,261 shares owned by Allen R. Hartman were acquired through a series of mergers that converted carried interest into stock held by Allen R. Hartman.

The 2,813,732 shares owned by the Trust were acquired through a series of mergers that converted carried interest into stock held by Allen R. Hartman.

In 2009, Holdings was issued 100 shares for $1,000. Holdings was formed solely for the purpose of facilitating the organization and initial offering of shares of Silver Star common stock. Effective October 15, 2009, Silver Star issued an additional 18,900 shares of common stock to Holdings for $189,000. Holdings contributed a related party liability in the amount of $189,000 to Silver Star in exchange for the issuance of the additional 18,900 shares.

On October 1, 2018, vREIT acquired a 5.89% membership interest in Hartman SPE LLC, a majority-owned subsidiary of Silver Star, in exchange for a 48.8% minority interest in Three Forest Plaza that was then held by Silver Star. Effective March 1, 2019, vREIT exchanged 3.42% of its interest in Hartman SPE LLC for 700,302 shares of Silver Star common stock. On April 14, 2020, the XXI made a tender offer to stockholders of Silver Star to acquire shares of the common stock of Hartman Income REIT, Inc. in a merger transaction. As of September 24, 2020, XXI completed the acquisition of 497,926 Silver Star common shares and 60,178 Operating Partnership OP units.

Lisa Hartman acquired her shares beginning in 2012 by investments directed through her Individual Retirement Account.

Charlotte Hartman acquired her shares on July 13, 2023 pursuant to a distribution from the Trust.

Victoria Massey Hartman acquired her shares on July 13, 2023 pursuant to a distribution from the Trust.

Margaret Hartman acquired her shares on July 13, 2023 pursuant to a distribution from the Trust.

Item 4. Purpose of Transaction.

The Reporting Persons own, in the aggregate, 5,241,860 shares of Silver Star common stock, or approximately 15.0% of the issued and outstanding shares of Silver Star common stock, which collectively makes them the largest stockholders of Silver Star.

The Reporting Persons believe that Silver Star should pursue a liquidation strategy and return capital to investors. Mr. Hartman believes that Silver Star has been, and is being, mismanaged and that the majority of Silver Star’s stockholders would prefer a return of their invested capital in a Texas commercial property REIT rather than allowing their investments to be gambled in a national self-storage strategy.

Mr. Hartman believes that the value of Silver Star is declining due to mismanagement by the Executive Committee (the “Committee”) of its board of directors (the “Board”), led by Gerald Haddock. Mr. Hartman believes that Silver Star has pursued a near-term liquidation strategy to sell assets at fire sale prices and has invested primary in market self-storage investments at a premium cost to the investors.

Silver Star has not held an annual meeting of stockholders since October 2013. On August 25, 2023, after Silver Star refused to confirm that it would hold an annual meeting of stockholders in 2023 for the purpose of electing directors for the ensuing year, Mr. Hartman filed a complaint in the Circuit Court for Baltimore City, Maryland (Case No. 24C23003722) pursuant to which he is asking the court to require Silver Star to hold a 2023 annual meeting. A copy of the complaint was provided to Silver Star’s general counsel on August 25, 2023. Just five days later, on August 30, 2023, Silver Star filed a Current Report on Form 8-K to announce that the Executive Committee of Silver Star’s Board of Directors had amended Silver Star’s Bylaws, effective August 28, 2023, “to allow the stockholders to elect directors and transact any business within the powers of the Company without a meeting, by a consent in writing or by electronic transmission to such action by a quorum of the stockholders, at the discretion of the Board of Directors, and to deliver notice of shareholder meetings to a stockholder’s email address of record.” Mr. Hartman believes that the Bylaw amendment was adopted in response to his lawsuit and for a purpose of disenfranchising stockholders of their right to annually elect directors at a duly called and convened annual meeting. Mr. Hartman further believes that the Bylaw amendment violates Maryland law and cannot be enforced. First, Section 2-411(a)(2)(iii) of the Maryland General Corporation Law (the “MGCL”) prohibits the Board from delegating to a committee, including the Committee, the power to amend the Bylaws. Second, Section 2-505(b)(2) of the MGCL prohibits the holders of Silver Star’s common stock from taking action without a meeting except by unanimous written consent unless the power to do so is expressly authorized by Silver Star’s charter. Silver Star’s charter does not authorize the holders of Silver Star’s common stock to take action without a meeting.

Also on August 25, 2023, Mr. Hartman and vREIT, through counsel, made a demand on Silver Star to inspect and copy Silver Star’s stock ledger pursuant to Section 2-513 of the MGCL and Section 8.8 of Silver Star’s charter. Silver Star was required to make the stock ledger available no later than September 14, 2023. On September 24, 2023, Silver Star’s general counsel responded to the demand by citing to case law from a jurisdiction other than Maryland that addressed the corporation law of such other jurisdiction and stating that Silver Star would not make the stock ledger available because Mr. Hartman and vREIT did not articulate “a legitimate purpose” for requesting the stock ledger. Neither Maryland law (statutory or case law) nor Silver Star’s charter requires a requesting stockholder to articulate a “legitimate purpose” when seeking to inspect and copy the stock ledger. Indeed, Section 8.2 of Silver Star’s charter guarantees to “any Stockholder” the right to inspect and copy Silver Star’s stockholder list “in connection with matters relating to Stockholder’s voting rights, and the exercise of Stockholder rights under federal proxy laws.” In any event, Mr. Hartman and vREIT made such demand because they desire to communicate with Silver Star’s common stockholders regarding their investments, Silver Star’s business and compensation strategies, and, in some cases, the possibility of serving on the Board.

Other than engaging in such communications, the Reporting Persons presently have no specific plans or proposals that would relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, they may, in the future, take such actions with respect to their investments in Silver Star, alone, as a group, or with others, that might involve one or more of the events described in the aforementioned subparagraphs, including communications with Silver Star’s board of directors and stockholders respecting strategies to enhance stockholder value by, among other initiatives, pursuing changes in the composition of the Board of Directors.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own an aggregate of 5,272,038 shares of Common Stock, which represent 15.11% of the outstanding shares of the Common Stock based on the 34,894,496 shares of Common Stock reported as being outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

(b)       By virtue of his position as the President and sole stockholder of Holdings and as Executive Chairman and Chief Executive Officer of vREIT, Mr. Hartman has the sole power to vote and to dispose of the shares of Silver Star common stock owned by Holdings and vREIT, respectively.

(c)       During the 60 days immediately preceding the filing of this Schedule 13D, there have been no transactions in shares of Silver Star common stock by the Reporting Persons.

(d)       To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of the Common Stock reported in Item 5(a).

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 4, 2023, the Reporting Persons executed a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the shares of Common Stock to the extent required by applicable law. A copy of the Joint Filing Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference. Except as described above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, guarantees or divisions of profit or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement dated October 4, 2023 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2023	/s/ Allen R. Hartman
Allen R. Hartman

Dated: October 4, 2023	HARTMAN FAMILY PROTECTION TRUST

	By:	/s/ Allen R. Hartman
	Name:	Allen R. Hartman
	Title:	Trustee

Dated: October 4, 2023	HARTMAN XX HOLDINGS, INC.

	By:	/s/ Allen R. Hartman
	Name:	Allen R. Hartman
	Title:	President

Dated: October 4, 2023	HARTMAN vREIT, INC.

	By:	/s/ Allen R. Hartman
	Name:	Allen R. Hartman
	Title:	Executive Chairman and CEO

Dated: October 4, 2023	/s/ Lisa Hartman
Lisa Hartman

Dated: October 4, 2023	/s/ Charlotte Hartman
Charlotte Hartman

Dated: October 4, 2023	/s/ Victoria Hartman Massey
Victoria Hartman Massey

Dated: October 4, 2023	/s/ Margaret Hartman
Margaret Hartman